

August 21, 2009

Yvonne Zhang
Chief Financial Officer
Songzai International Holding Group Inc.
17890 Castleton Street, Suite 112
City of Industry, California 91748

> **Re:** **Songzai International Holding Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Response Letter Dated May 26, 2009**
> **File No. 333-66994**

Dear Ms. Zhang:

   We have reviewed your response letter and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

General

1.    Please submit a draft amendment with your next reply reflecting all of the revisions that you have agreed to make in prior responses, also any further changes necessary to comply with the comments in this letter.  Please contact us by telephone if you require further clarification or guidance in preparing your responses to the comments in this letter.

Financial Statements

Note 1 – Organization and Description of Business, page F-7

2.	We note your response to prior comment 1 regarding your consideration of the voting rights associated with the 400,000 shares of preferred stock held by Mr. Li in your determination of the accounting acquirer.  We now understand that conversion of the preferred stock had been reset to a one-for-one basis prior to the completion of the merger between Songzai and Xing An, and therefore conversion of preferred stock into common shares would not alter the outcome in your determination of the accounting acquirer.  However, the following disclosures appear to be inconsistent with the representations included in your response:

- Page 5 – "On December 19, 2006, the conversion ratio was amended to 1:10 such that the 400,000 shares of convertible preferred stock are now convertible into 4,000,000 shares of common stock."
- Page 44 – "Each share of preferred stock is convertible into 10 shares of common stock and vote on an as converted basis with the shares of common stock on all matters presented to shareholders."
- Page F-7 – "The conversion ratio was amended to 1:10 on December 19, 2006, such that the 400,000 shares of convertible preferred stock are now convertible into 4,000,000 shares of common stock."

	Please correct your disclosures to present the accurate number of common shares and conversion rates associated with your preferred stock, consistent with your response.

Note 6 – Prepaid Mining Right, page F-14

3.	We have read your response to prior comment 2 regarding the quantities of coal associated with your prepaid mining rights.  Our mining engineer is requesting additional information about the extractability factors applied to your estimates of in-place materials addressed in the appraisal and verification reports completed under PRC guidelines which you submitted with your response.  We expect that you will need to demonstrate the propriety of these factors in order to support your amortization methodology.

4.	We have read your response to prior comment 3, indicating that you will revise your disclosures to clarify that your prepaid mining rights represent that portion of the mining rights for which you have paid, and that you will be filing copies of the original and translated documents which establish your prepaid mining rights as exhibits.  Please ensure that these revised disclosures and exhibits accompany your draft amendment.

Note 18 – Reverse Acquisition, page F-20

5.      Given the information submitted with your July 24, 2009 response to comment 2, we understand your rationale for identifying Xing An as the acquiring entity in your reverse merger and have no objection.  However, we have further considered your May 26, 2009 response to comment 2 regarding the costs of the acquired entity and see no basis for subtracting the $30 million in cash payable to the Xing An shareholders from the market value of Songzai in determining the purchase price.  We do not believe that your accounting conforms with the requirements of SFAS 141 because the $30 million will be distributed to the Xing An shareholders, not the Songzai shareholders.

Note 19 – U.S. Parent Company Only Financial Statements, page F-22

6.      We note your response to prior comment 4, regarding the schedule you provided that reconciles parent company equity to consolidated equity.  The parent amounts per the reconciliation do not agree with those presented in Note 19 of your financial statements.  Our interest in the reconciliation is to understand why differences between the equity amounts are arising as these are not ordinarily anticipated.  Therefore, we expect that revisions will be necessary.  We reissue prior comment 4.

Form 10-Qs for the Quarters Ended March 31, June 30, and September 30, 2008

Controls and Procedures, page 16

7.      In light of the fact that material weaknesses existed with respect to inadequate staffing and supervision within the accounting operations of your company, lack of expertise in U.S accounting principles among the personnel in your Chinese headquarters, and lack of internal audit systems, disclose in reasonable detail the basis for officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by these reports.  If such material weaknesses still existed during the quarter ended March 31, 2009, please also provide a basis for your conclusions for this period.

Engineering Comments

Form 10-K for the year ended December 31, 2008

The Coal Mines, page 7

8.      We note your response to prior comment 6, regarding your coal reserves under
        PRC standards and Industry Guide 7.  We understand that you will arrange to
        have a current reserve study performed for purposes of reporting in your 2009
        report.  While we believe this would be an appropriate course, we also believe
        that you should update your reserve estimates annually to coincide with your
        fiscal year-end in your SEC filings.  This will require an amendment to your 2008
        annual report.

        In this instance, prior reserve estimates may be updated by subtracting *salable*
        production in periods subsequent to your earlier estimates of proven *product*
        reserves, or current PRC estimates may be adjusted by applying appropriate
        factors for process/screening and mining recoveries to estimates of your in-place
        reserves.

        In addition to these changes, please address the following points:

        •  Please provide a copy of all coal appraisal reports referenced in your
           filing.  The copies provided along with your prior responses do not
           coincide to the referenced dates, reserve quantities (tonnage), or quality
           (heat content).

        •  Please submit the disclosures that you propose to include in an amendment
           to your 2008 annual report to comply with Industry Guide 7, including the
           reserve information specified in paragraph (b)(5).  As footnotes to your
           reserve estimates, please clarify that reserves based on PRC guidelines are
           in-place material, and clearly state your expected mining and
           process/screening recoveries.

        •  Please include disclosure clarifying that the John T. Boyd reports
           reference *salable product* reserves, and also state the assumed recoveries
           for mining and processing/screening utilized in those estimates.

        •  Within your discussion on your mining operations, please reconcile and
           explain the differences between the mining and process/screening
           recoveries used by your company and those stated in the John T. Boyd
           reports.

You may find additional guidance in regards to coal operations at the following link:
http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief at (202) 551-3686 for any questions on the financial statements or related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Mike Karney at (202) 551-3847, or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director